28 August 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 116,300 Reed Elsevier PLC ordinary shares at a price of 990.8937p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 127,418,935 ordinary shares in treasury, and has 1,142,328,840 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 27,972,101 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 67,300 Reed Elsevier NV ordinary shares at a price of €17.4009 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 74,587,994 ordinary shares in treasury, and has 661,922,592 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 16,192,801 shares.